Exhibit 99.1

ReneSola Ltd Announces Fourth Quarter and Full Year 2009 Results

Company Achieves Record Quarterly and Full Year Product Shipment Volumes;
Announces 62 MW Solar Module OEM Agreement

JIASHAN, China, March 10, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and provider of solar module original equipment manufacturer ("OEM") services, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 Financial and Operating Highlights

•	Total solar product shipments in Q4 2009 were a record 202.9 megawatts (“MW”), an increase of 38.1% from 146.9 MW in Q3 2009.

•	Q4 2009 net revenues were US$179.9 million, an increase of 27.7% from US$140.9 million in Q3 2009.

•	Q4 2009 gross profit was US$4.9 million with a gross profit margin of 2.7%.

•	Q4 2009 operating loss was US$20.5 million with an operating margin of negative 11.4%.

•	Q4 2009 net loss was US$19.9 million, representing basic and diluted losses per share of US$0.12, and basic and diluted losses per American depositary share (“ADS”) of US$0.23.

•	Excluding provisions against doubtful receivables, adjusted net loss was US$5.3 million, representing basic and diluted losses per share of US$0.03, and basic and diluted losses per ADS of US$0.06.

Full Year 2009 Financial and Operating Highlights

•	Total solar product shipments for the full year 2009 exceeded the Company’s guidance of 490 MW to 520 MW and were a record 526.6 MW, an increase of 50.4% from 350.1 MW in the full year 2008.

•	Full year 2009 net revenues were US$510.4 million, exceeding the Company’s guidance of US$470 million to US$500 million.

•	Full year 2009 gross loss was US$37.2 million and a gross profit margin of negative 7.3%.

•	Full year 2009 operating loss was US$90.6 million and an operating margin of negative 17.7%.

•	Full year 2009 net loss was US$63.7 million, representing basic and diluted losses per share of US$0.43, and basic and diluted losses per ADS of US$0.86.

•
Excluding inventory write-downs and provisions against doubtful receivables, full year 2009 adjusted net profit was US$22.2 million, representing basic earnings per share of US$0.15, and basic earnings per ADS of US$0.30.

	Three months ended 12/31/09	Three months ended 9/30/09	Three months ended 12/31/08

Net revenue (US$000)	179,885	140,945	158,623
Gross profit (loss) (US$000)	4,856	4,738	(130,139)
Gross margin (%)	2.7%	3.4%	(82.0%)
Operating profit (loss) (US$000)	(20,476)	(7,774)	(143,126)
Foreign exchange loss (US$000)	(495)	116	(1,052)
Profit (loss) for the period (US$000)	(19,882)	(10,171)	(128,275)

“We were pleased with our record shipment volumes for the fourth quarter and full year 2009 despite a challenging macro environment in 2009,” said Li Xianshou, ReneSola’s chief executive officer. “Our cost-competitive solar wafer and integrated solar module OEM manufacturing platform has proven effective in driving revenue and volume growth while helping to diversify business risks and further strengthening our core wafer customer relationships.”

Charles Bai, ReneSola’s chief financial officer, added, “During the fourth quarter of 2009, we continued to improve our manufacturing efficiency while expanding our market share worldwide. We worked through the remainder of our high-cost raw materials and expect first quarter 2010 polysilicon cost to be below US$60 per kilogram. We also reduced our average wafer processing cost significantly to approximately US$0.34 per watt. With anticipated further cost reductions in each segment of our business and continuing strong demand for our products and services, we expect to return to profitability in the first quarter of 2010.”

Results for the Fourth Quarter and Full Year 2009

Product Shipments

Total solar product shipments in Q4 2009 were 202.9 MW, an increase of 38.1% from 146.9 MW for Q3 2009, exceeding the Company’s guidance. Total solar wafer and module shipments were 187.4 MW and 14.6 MW, respectively, representing increases of 39.5% and 35.2%, respectively, from Q3 2009. For the full year 2009, total product shipments were 526.6 MW, representing an increase of 50.4% from 350.1 MW in the full year 2008.

Net Revenues

Net revenues for Q4 2009 were US$179.9 million, an increase of 27.7% from US$140.9 million for Q3 2009, exceeding the Company’s guidance. Net revenues for Q4 2008 were US$158.6 million. For the full year 2009, ReneSola reported net revenues of US$510.4 million, representing a decrease of 23.9% from US$670.4 million in the full year 2008.

Gross Profit (Loss)

Gross profit for Q4 2009 was US$4.9 million, compared to gross profit of US$4.7 million in Q3 2009 and gross loss of US$130.1 million in Q4 2008.

Gross loss for the full year 2009 was US$37.2 million, compared to gross loss of US$14.3 million in the full year 2008.

Operating Loss

Total operating expenses for Q4 2009 were US$25.3 million, an increase from US$12.5 million in Q3 2009 and US$13.0 million in Q4 2008. The sequential increase was primarily attributable to a provision of US$14.6 million against doubtful receivables from Linzhou Zhongsheng Semiconductor (“Linzhou Zhongshen”) during the quarter. Total operating expenses for the full year 2009 were US$53.3 million, an increase from US$34.2 million in the full year 2008.

As previously announced, the Company sold its 49% equity interest in Linzhou Zhongsheng, a joint venture between the Company and Zhongsheng Steel Co. Ltd. (the “JV Partner”) to its JV Partner in September 2008 at a total consideration of RMB200 million (US$29.3 million) under certain conditions. The agreement was amended in December 2008 stipulating that, of the total consideration payable to ReneSola, RMB40 million (US$5.9 million) would be paid in cash and RMB160 million (US$23.4 million) would be paid either as a credit through a discount to spot market price against future delivery of polysilicon from the JV, or in cash, at the Company’s discretion. However, Linzhou Zhongsheng continued to fail in its obligations to deliver feedstock and the Company has decided to take action to collect the receivables in cash. A provision has been made against the receivables.

Operating loss for Q4 2009 was US$20.5 million, compared to operating losses of US$7.8 million for Q3 2009 and US$143.1 million in Q4 2008. Adjusted operating loss for Q4 2009 was US$5.9 million excluding the provision for doubtful receivables.

Operating loss for the full year 2009 was US$90.6 million, compared to US$48.5 million in the full year 2008. Adjusted operating loss for the full year 2009 was US$4.7 million excluding inventory write-downs and the provision for doubtful receivables. Operating margin for the full year 2009 was negative 17.7%, compared to negative 7.2% in the full year 2008.

Loss Before Income Tax

Loss before income tax for Q4 2009 was US$22.5 million, compared to losses of US$11.5 million for Q3 2009 and US$146.9 million in Q4 2008. Loss before income tax for full year 2009 was US$99.7 million, compared to a loss of US$56.5 million for full year 2008.

Taxation

A tax benefit of approximately US$2.6 million was recognized for Q4 2009, compared with tax benefits of US$1.4 million in Q3 2009 and US$18.3 million in Q4 2008. For the full year 2009, a tax benefit of US$36.0 million was recognized, primarily resulting from inventory write-downs, up from US$2.4 million in the full year 2008.

Net Loss Attributable to Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares for Q4 2009 was US$19.9 million, compared to net losses attributable to holders of ordinary shares of US$10.2 million in Q3 2009 and US$128.3 million in Q4 2008. Adjusted net loss for Q4 2009 was US$5.3 million.

Q4 2009 basic and diluted losses per share were US$0.12, and basic and diluted losses per ADS were US$0.23. Q3 2009 basic and diluted losses per share were US$0.07, and basic and diluted losses per ADS were US$0.14. One ADS is equivalent to two ordinary shares.

Net loss for the full year 2009 was US$63.7 million, compared to net loss of US$54.9 million in the full year 2008. Adjusted net profit for the full year 2009 was US$22.2 million excluding inventory write-downs and the provision for doubtful receivables.

Full year 2009 basic and diluted losses per share were US$0.43, and basic and diluted losses per ADS were US$0.86. Full year 2008 basic and diluted losses per share were US$0.43, and basic and diluted losses per ADS were US$0.86.

Recent Business Developments

600 MW Solar Module OEM Agreement

As announced on February 11, 2010, ReneSola signed an OEM agreement to provide 600 MW of solar modules to a major global solar company over a period of three years. According to the terms of the contract, the Company will provide 200 MW of solar modules annually for three years commencing in 2010.

62 MW Solar Module OEM Agreement

In addition to the above agreement, the Company has recently signed an additional OEM agreement to provide 62 MW of solar modules to a major global solar company during 2010.

CEO Li Xianshou commented, “Our two recent solar module OEM contracts represent important milestones for ReneSola as the company transitions into a leading global wafer company with expanded downstream OEM services. These contracts also demonstrate our ability to leverage our solid relationships with existing wafer customers to win additional OEM business.”

Sichuan Polysilicon Facility

Phase I polysilicon trial production commenced in July 2009 and achieved production output of approximately 194 metric tonnes (“MT”) in 2009, lower than previous estimates due to continuous system testing and trial runs. Production cost was higher than previously expected due to continuous trial runs, system testing, outsourced Trichlorosilane (“TCS”) and minimal activated hydrogenation processes. With mechanical installation of TCS and hydrogenation equipment completed, trial production of integrated closed loop manufacturing for Phase I is expected in March 2010.

Phase II trial production commenced recently and will be incrementally integrated with Phase I. Full integration into the manufacturing system is expected within approximately four to five months. Once fully operational, the integrated closed loop manufacturing system is expected to reduce production costs to US$40 per kilogram by the end of 2010. The Company expects polysilicon production output in 2010 to be in the range of 1,500 MT to 1,900 MT.

Convertible Bond Repurchase

During Q4 2009, the Company repurchased approximately US$65.0 million (equivalent to RMB444.1 million) aggregate principal amount of its RMB 928,700,000 U.S. Dollar Settled 1.0% Convertible Bonds due March 26, 2012 (the “Bonds”), for a total consideration of approximately US$64.3 million (equivalent to RMB439.3 million). The Company recognized a gain of approximately US$2.64 million.  As of December 31, 2009, the Company had approximately US$32.5 million (equivalent to RMB221.7 million) of Bonds outstanding.

ReneSola may from time-to-time seek to make additional repurchases of its Bonds. Such repurchases, if any, will depend on prevailing market conditions, the Company's liquidity requirements and other factors.

2010 Outlook

The Company has witnessed robust market demand in the beginning of 2010, which it expects to remain through the first half of 2010, with stabilizing polysilicon prices and increased wafer spot pricing. For Q1 2010, ReneSola expects total solar product shipments in the range of 215 MW to 230 MW, revenues in the range of US$195 million to US$205 million and gross profit margin to be in the range of 16% to 18%. Although the Company anticipates solar wafer price declines in the range of 10% to 15% in the second half of 2010 due to increased competition and feed-in tariff cuts in international markets such as Germany, the Company maintains its full year 2010 total solar product shipment guidance to be in the range of 900 MW to 950 MW. The Company expects to be profitable with average gross profit margin in the range of 17% to 20% for the full year 2010.

Conference Call Information

ReneSola's management will host an earnings conference call on Wednesday, March 10, 2010 at 8 am U.S. Eastern Standard Time / 9 pm Beijing/Hong Kong time / 1 pm Greenwich Mean Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-614-3473
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until March 17, 2010:

International:	+1-617-801-6888
Passcode:	81970616

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers. Capitalizing on economies of scale, low cost production capabilities and technology innovations, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and solar module OEM services. The company possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola's shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, what "will" or "could" happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For more information, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel:	+86-573-8477-3372
Email:	julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com

	RENESOLA LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)
	December 31	September 30	December 31
	2009	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	106,808	95,210	112,333
Restricted cash	25,266	28,852	5,958
Available for sale investment	12,474	0	0
Trade receivable, net of allowances for doubtful receivables	107,987	86,780	43,160
Inventories , net of inventory provisions	137,844	162,196	193,036
Advances to suppliers, current portion	20,164	39,729	36,991
Amounts due from related parties	440	439	457
Value added tax recoverable	51,843	44,411	15,498
Prepaid expenses and other current assets	7,326	6,184	13,722
Deferred tax assets, current portion	22,828	22,799	18,979
Total current assets	492,980	486,600	440,134

Property, plant and equipment, net	702,816	618,732	341,427
Prepaid land rent, net	23,137	23,277	13,472
Other Intangible assets	1,349	2,474	0
Deferred tax assets, non-current portion	36,470	36,020	2,340
Deferred convertible bond issue costs	86	549	1,970
Advances to suppliers, non-current portion	0	19,140	45,729
Advances for purchases of property, plant and equipment	20,840	76,948	161,705
Other long-term assets	2,840	1,582	1,011
Goodwill	5,323	5,323	0
TOTAL ASSETS	1,285,841	1,270,645	1,007,788

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	343,984	312,560	191,987
Accounts payable	93,406	78,414	37,942
Advances from customers, current portion	53,852	59,682	49,284
Amounts due to related parties	24	40	11,863
Other current liabilities	71,332	74,116	42,060
Total current liabilities	562,598	524,812	333,136

Convertible bond payable	32,475	99,330	138,904
Long-term borrowings	203,929	170,666	32,833
Advances from customers, non-current portion	78,578	99,428	105,203
Other long-term liabilities	10,858	20,880	15,624
Total liabilities	888,438	915,116	625,700

Shareholders' equity
Common shares	413,753	345,645	330,666
Additional paid-in capital	21,065	20,410	17,769
Retained earnings	(52,367)	(32,483)	11,294
Accumulated other comprehensive income	14,952	21,957	22,080
Total ReneSola Ltd. shareholders' equity	397,403	355,529	381,809

Non-controlling interests	0	0	279
Total equity	397,403	355,529	382,088

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	1,285,841	1,270,645	1,007,788

	RENESOLA LTD
	Unaudited Consolidated Statements of Income Data
	(US dollar in thousands, except ADS and share data)
	Three Months	Three Months	Three Months	For the year	For the year
	ended Dec 31,	ended Sep 30,	ended Dec 31,	ended Dec 31,	ended Dec 31,
	2009	2009	2008	2009	2008

Net revenues	179,885	140,945	158,623	510,405	670,366
Cost of revenues	(175,029)	(136,207)	(288,762)	(547,647)	(684,676)
Gross profit (loss)	4,856	4,738	(130,139)	(37,242)	(14,310)

Operating expenses:
Sales and marketing	(2,034)	(1,752)	(43)	(5,399)	(620)
General and administrative	(20,776)	(5,809)	(9,465)	(35,044)	(23,194)
Research and development	(2,860)	(4,800)	(2,770)	(14,507)	(9,713)
Impairment loss on property, plant and equipment	0	0	(763)	0	(763)
Other general income (expenses)	338	(151)	54	1,634	84
Total operating expenses	(25,332)	(12,512)	(12,987)	(53,316)	(34,206)

Income (loss) from operations	(20,476)	(7,774)	(143,126)	(90,558)	(48,516)

Non-operating (expenses) income:
Interest income	815	269	929	1,716	1,783
Interest expenses	(4,950)	(4,152)	(3,692)	(17,122)	(11,869)
Foreign exchange gain (loss)	(495)	116	(1,052)	(1,433)	(3,097)
Debt conversion profit	2,642	0	0	7,995	0
Equity in earnings of investee	0	0	0	(291)	5,175
Total non-operating (expenses) income	(1,988)	(3,767)	(3,815)	(9,135)	(8,008)

Income (loss) before income tax	(22,464)	(11,541)	(146,941)	(99,693)	(56,524)

Income tax benefit (expense)	2,582	1,370	18,278	36,032	2420
Net income (loss)	(19,882)	(10,171)	(128,663)	(63,661)	(54,104)

Less: net (income) loss attributed to non-controlling interests	0	0.00	388	0	(802)
Net income (loss) attributable to holders of ordinary shares	(19,882)	(10,171)	(128,275)	(63,661)	(54,906)

Earnings (Loss) per share
Basic	(0.12)	(0.07)	(0.93)	(0.43)	(0.43)
Diluted	(0.12)	(0.07)	(0.93)	(0.43)	(0.43)

Earnings (Loss) per ADS
Basic	(0.23)	(0.14)	(1.86)	(0.86)	(0.86)
Diluted	(0.23)	(0.14)	(1.86)	(0.86)	(0.86)

Weighted average number of shares used in computing earnings per share
Basic	171,277,086	141,624,912	137,624,912	147,553,679	127,116,062
Diluted	171,277,086	141,624,912	137,624,912	147,553,679	127,116,062

	RENESOLA LTD
	Unaudited Consolidated Statements of Cash Flow
	(US dollar in thousands)
	Six Months	Six Months	Six Months	For the year	For the year
	ended Dec 31,	ended Jun 30,	ended Dec 31,	ended Dec 31,	ended Dec 31,
	2009	2009	2008	2009	2008

Operation activity:
Net income (loss)	(30,053)	(33,608)	(96,210)	(63,661)	(54,104)
Adjustment to reconcile net income to net cash used in operation activity:
Equity in earnings of investee	0	291	(5,175)	291	(5,175)
Inventory write-down	3,206	68,047	132,568	71,253	132,568
Provision for purchase commitment	(5,960)	0	5,862	(5,960)	5,862
Depreciation and amortization	19,288	13,457	9,405	32,745	15,517
Amortization of deferred convertible bond issuances costs and premium	2,085	1,426	1,593	3,511	3,121
Allowance of doubtful receivables	15,202	631	3,774	15,833	4,027
Prepaid land use right expensed	313	127	140	440	257
Change in fair value of derivatives	0	(1)	(1)	(1)	(574)
Share-based compensation	1,435	1,861	1,242	3,296	3,087
Loss on impairment of long-lived assets	0	0	763	0	763
Loss on disposal of long-lived assets	(1)	14	6	13	6
Gain from repurchase of convertible bonds	(2,642)	(5,353)	0	(7,995)	0
Gain from advance settlement	(555)	0	0	(555)	0

Changes in operation assets and liabilities:	2,318	46,892	53,967	49,210	105,355
Accounts receivables	(72,610)	9,951	(40,463)	(62,659)	(34,937)
Inventories	12,525	(14,246)	(120,477)	(1,721)	(204,847)
Advances to suppliers	4,509	19,379	34,387	23,888	(9,254)
Amount due from related parties	9	(11,816)	28,405	(11,807)	29,308
Value added tax recoverable	(14,295)	(19,082)	(13,317)	(33,377)	(13,312)
Prepaid expenses and other current assets	(2,645)	7,323	(10,186)	4,678	(13,902)
Prepaid land use right	110	(110)	(49)	0	(1,628)
Accounts payable	35,069	2,954	15,709	38,023	23,185
Advances from customers	(25,554)	2,334	59,154	(23,220)	89,948
Other liabilities	(2,192)	2,981	885	789	4,884
Accrued warranty cost	496	65	0	561	0
Deferred tax	(517)	(37,527)	(14,995)	(38,044)	(9,615)
Net cash used in operation activities	(62,777)	9,098	(6,980)	(53,679)	(34,815)

Investing activities:
Purchases of property, plant and equipment	(194,060)	(164,024)	(135,314)	(358,084)	(208,312)
Advances for purchases of property, plant and equipment	114,105	18,186	(71,721)	132,291	(128,975)
Purchases of other long-term assets	(964)	(447)	(1,038)	(1,411)	(1,038)
Cash received from government subsidy	0	5,959	6,031	5,959	6,031
Proceeds from disposal of property, plant and equipment	0	0	1	0	1
Proceeds from disposal of investment	0	(635)	6,335	(635)	6,335
Restricted cash	32,764	(51,722)	(5,828)	(18,958)	(5,828)
Cash decreased due to acquisition	0	(16,831)	0	(16,831)	0
Cash decreased due to deconsolidation	0	0	0	0	(4,416)
Net cash used in investing activities	(48,155)	(209,514)	(201,534)	(257,669)	(336,202)

Financing activities:
Proceeds from borrowings	330,412	436,780	148,542	767,192	269,480
Repayment of bank borrowings	(290,240)	(155,437)	(101,055)	(445,677)	(141,403)
Net proceeds from issuance of common shares	69,905	0	0	69,905	294,012
Cash paid for issuance cost	(1,545)	0	0	(1,545)	0
Proceeds from exercise of stock options	0	0	0	0	243
Dividend paid to non-controlling shareholder	0	0	(103)	0	(103)
Cash paid for repurchase of convertible bonds	(64,340)	(19,781)	0	(84,121)	0
Cash received from related parties	0	0	0	0	15
Cash paid to related parties	0	0	(15)	0	(15)
Net cash provided by financing activity	44,192	261,562	47,369	305,754	422,229

Effect of exchange rate changes	5	64	(675)	69	7,984

Net increase in cash and cash equivalent	(66,735)	61,210	(161,820)	(5,525)	59,196
Cash and cash equivalent, beginning of year	173,543	112,333	274,153	112,333	53,137
Cash and cash equivalent, end of year	106,808	173,543	112,333	106,808	112,333